

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

June 23, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended April 3, 2009**
> **Definitive Proxy Statement on Schedule 14A filed February 26, 2009**
> **File No. 000-01093**

Dear Mr. Denninger:

We have reviewed your response letter dated June 12, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 37

1. Please show us in your supplemental response how you plan to update your future filing disclosures to address the items noted in comment eight from our letter dated May 21, 2009.

FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2009

Condensed Consolidated Financial Statements

Revenue Share Agreement with the Commonwealth of Australia, page 11

2. We note from your response to comment 20 from our letter dated May 21, 2009 that the value of the Australian SH-2G(A) Super Seasprite Program inventory and equipment was determined based on the recorded amount of the net assets exchanged plus the minimum liability that will be paid to the Commonwealth of Australia regardless of whether or when the aircraft and equipment are sold. Please confirm to us that to the extent the sale of this inventory results in unusual profit margins you will clearly discuss this fact in Management's Discussion and Analysis for the affected periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Industrial Distribution Segment, page 19

3. You indicate in your response to comment 21 from our letter dated May 21, 2009 that you intend to revise your future filing disclosures to state that you expect the downturn in the current economy to have a "significant" impact on your Industrial Distribution segment results for the year ended December 31, 2009. It appears your MD&A disclosures could more clearly quantify what is meant by a "significant" impact. For example, we note a February 27, 2009 earnings conference call in which members of your management indicated that you were expecting a "sales drop of 10-15%" for this segment, which could result in "a margin decline of as much as 150 basis points in 2009." Please revise your MD&A segment discussions in future filings to better quantify, where possible, the expected impact of trends upon your results of operations, liquidity, and cash flows.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief